

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2013

Via E-mail
Jack Gee
Chief Financial Officer
iShares Gold Trust
c/o iShares Delaware Trust Sponsor LLC
400 Howard Street
San Francisco, CA 94105

> **Re: iShares Gold Trust**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-32418**

Dear Mr. Gee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure on page 2 that the Trust's gold holdings are identified on the Custodian's books as the property of the Trust and held in New York, Toronto, London and other locations that may be authorized in the future. In future Exchange Act reports, please provide greater detail regarding the warehousing of the Trust's gold, including an overview of the controls in place to ensure the gold is safe, the costs of warehousing and whether the gold is insured and by whom. In addition, in future Exchange Act reports, please clarify whether the sponsor and/or trustee have inspection rights and, if so, specifically disclose if those rights were exercised in the reporting period.

2.   In future Exchange Act reports, please explain how the trustee and/or sponsor are involved in verifying the disclosure of the amount of gold held by the Trust.

Item 10. Directors, Executive Officers and Corporate Governance, page 23

3.   We note your disclosure that this item is not applicable. However, for those persons who perform policy making functions typically performed by an executive officer or persons who perform the functions typically performed by a director on behalf of a registrant, in future Exchange Act reports, please provide the information required by Item 401 of Regulation S-K. Refer to Rule 3b-7 under the Exchange Act and Rule 405 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel

cc: Deepa Damre
        Via E-mail